UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              CSK Auto Corporation
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    125965103
                                 (CUSIP Number)

                                Michael A. Karsch
                        c/o Karsch Capital Management, LP
                              110 East 59th Street
                                   22nd Floor
                               New York, NY 10022
                                 (212) 507-9782
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 4, 2008
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125965103                                                Page 2 of 6
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      1 NAME OF REPORTING PERSONS                  Karsch Capital Management, LP
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      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3 SEC USE ONLY
--------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*   AF
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    |_|
--------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER                        0
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                      1,596,590
OWNED BY        ----------------------------------------------------------------
THE                 9    SOLE DISPOSITIVE POWER                   0
REPORTING       ----------------------------------------------------------------
PERSON WITH        10   SHARED DISPOSITIVE POWER                  1,596,590
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY            1,596,590
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW           |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                       3.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                         PN, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 125965103                                               Page 3 of 6
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      1    NAME OF REPORTING PERSONS                   Karsch Management GP, LLC
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|_|
                                                                  (b)|_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER                        0
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                      1,596,590
OWNED BY
THE             ----------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER                   0
PERSON WITH     ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER                 1,596,590
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY            1,596,590
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW           |_|
                 (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                       3.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 125965103                                               Page 4 of 6
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSONS                           Michael A. Karsch
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)|_|
                                                                  (b)|_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                  |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
NUMBER OF              7    SOLE VOTING POWER                     0
SHARES          ----------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER                   1,596,590
OWNED BY        ----------------------------------------------------------------
THE                    9    SOLE DISPOSITIVE POWER                0
REPORTING       ----------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER              1,596,590
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY            1,596,590
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW           |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                       3.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 5 ("Amendment") amends and supplements the Schedule 13D filed on October 10, 2006 by Karsch Capital Management, LP ("Karsch Capital"), Karsch Management GP, LLC and Michael A. Karsch (collectively, the "Reporting Persons") as amended by Amendment No. 1 to Schedule 13D on October 24, 2006, Amendment No. 2 to Schedule 13D on February 20, 2007, Amendment No. 3 to Schedule 13D on June 6, 2007 and Amendment No. 4 to Schedule 13D on September 14, 2007 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $.01 per share, of CSK Auto Corporation, a Delaware corporation (the "Issuer"), in the following respects only:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in SCHEDULE A hereto and is incorporated herein by reference. All of the transactions listed on SCHEDULE A hereto were effected in open market purchases through various brokerage entities.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on February 4, 2008.

                               S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 2008

KARSCH CAPITAL MANAGEMENT, LP                      KARSCH MANAGEMENT GP, LLC
By: Karsch Management GP, LLC
    General Partner

By:    /s/  Michael A. Karsch                      By:    /s/  Michael A. Karsch
       ----------------------                             ----------------------
        Michael A. Karsch                                 Michael A. Karsch
        Managing Member                                   Managing Member


       /s/  Michael A. Karsch
       ----------------------
       Michael A. Karsch

                                   SCHEDULE A

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS


Date                 Shares (sold)                 Price


1/28/08             (110,240)                      $5.525


2/4/08              (2,390,000)                    $9.400


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